Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2005, 2004 and 2003, which have been prepared in accordance with Canadian generally accepted accounting principles. Some of the statements contained in this Management’s Discussion and Analysis of Financial Condition and Operating Results constitute forward-looking statements. These statements relate to future events or to PreMD’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause PreMD’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless otherwise noted, all dollar amounts referenced herein are in Canadian dollars.

VISION

PreMD Inc. (“PreMD” or the “Company”), formerly IMI International Medical Innovations Inc., is a predictive medicine company dedicated to improving health outcomes with non- or minimally invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

CORPORATE OVERVIEW

PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point of care, in the doctor’s office, at the pharmacy, and, eventually, in some cases, right at home.

Our product development pipeline includes:

Coronary Artery Disease Risk Assessment:

•	PREVU* Point of Care (“POC”) Skin Sterol Test (cleared for sale in the U.S., Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format
•	PREVU* PT Skin Sterol Test, a consumer format

Cancer Screening Tests:

•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

GROWTH STRATEGY

Our objective is to be a leader in the field of predictive medicine. To achieve this goal, we are pursuing the following strategies:

Identify and Target Significant Markets with Unmet Needs

We concentrate our efforts on medical conditions where there is a well-defined global need and demand for tests to detect serious or life-threatening diseases which we believe we can successfully develop and bring to market. We believe that early detection, intervention and ongoing monitoring can significantly improve patient outcomes.

Ensure a Multiple Product Pipeline

We pursue sustained development by maintaining a portfolio of products at different stages, which helps to mitigate risk while enhancing opportunities to generate value for stakeholders.

We continuously assess and study other possible applications of our technologies. In addition, we continue to seek out and evaluate new, proprietary technologies that have undergone initial proof-of-principle tests and that may offer clear cost/benefit trade-offs to products currently available on the market. The acquisition of new technologies is a key component of our growth strategy.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Maintain a Strong Clinical Program

We maintain an active clinical program and are currently involved in 15 studies. Our objectives are to advance product development and to build a critical mass of data to support new regulatory claims and indications for use. Our clinical program, along with the publications and presentations it generates, enhances the scientific validation and credibility of PreMD’s products. In turn, this validation improves strategic partnering opportunities and helps to expand the potential commercial market for our tests.

Pursue Strategic Relationships

We build collaborative relationships with leading companies and institutions to conduct clinical trials and to assist with the development of our products. Some of PreMD’s previous and current relationships include The Cleveland Clinic Foundation, U.S. National Cancer Institute, AtheroGenics, Inc., X-Rite, Incorporated, University of Texas M.D. Anderson Cancer Center, Montreal Heart Institute and National Heart, Lung and Blood Institute.

PreMD also seeks, at the appropriate time, to out-license its products to major diagnostic, pharmaceutical or consumer goods companies for any or all of the related marketing, sales, manufacturing and distribution. This strategy allows us to minimize the expenses and risks of large-scale product development and commercialization. In addition, through these relationships, we gain the benefit of others’ expertise, which enhances our ability to pursue multiple product opportunities.

Establish and Maintain Strong Intellectual Property Portfolio

Patents and other proprietary rights are essential to our business. We file patent applications to protect technology, inventions and improvements to technology or inventions that are considered important. Such applications may cover composition of matter, the production of active ingredients and their novel applications. PreMD has acquired, by license or assignment, rights to patents and applications filed in Canada, the U.S. and internationally. We also rely upon trade secrets, non-patented proprietary know-how and continuing technological innovation to develop and maintain our competitive position.

KEY STRATEGIC RELATIONSHIP: MCNEIL CONSUMER HEALTHCARE

On May 10, 2002, as amended on December 20, 2002 and December 9, 2005, PreMD entered into an agreement with McNeil Consumer Healthcare (“McNeil”), a Johnson & Johnson company, to market and distribute PreMD’s test for coronary artery disease in Canada and in the insurance laboratory field in the United States and Mexico. The amended agreement provides McNeil with exclusive rights, in these fields and territories, to the professional skin cholesterol test system and the future version for consumer use, both of which will be jointly developed by McNeil and PreMD. The term of the agreement is 15 years and requires McNeil to purchase our skin cholesterol test and to pay ongoing royalties to PreMD on sales, in addition to a series of financial milestone payments of up to $3.3 million which will be based on McNeil’s achievement of specified annual sales levels of the licensed products. PreMD may terminate this agreement if certain minimum levels of sales are not met.

On May 28, 2004, as amended on December 9, 2005, PreMD completed an exclusive worldwide licensing agreement with McNeil to sell PreMD’s skin cholesterol tests under the brand name PREVU* Skin Sterol Test, expanding on the previous agreement. Under the financial terms of the agreement, which has a minimum term of 10 years, PreMD received a $3.0 million up-front payment and can receive a series of additional payments of up to $16.4 million (over and above the Canadian agreement payments) upon the achievement of specific milestones. In addition to revenue for the sales of products to McNeil, PreMD will also receive royalties on McNeil’s sales of the products.

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In fiscal 2005 McNeil made PREVU* POC Skin Sterol Test available for sale to medical professionals in North American and select European markets.

CONVERTIBLE DEBENTURE FINANCING

On August 30, 2005, PreMD completed a private placement financing of convertible debentures, maturing on August 30, 2009, for gross proceeds of $9,828,000 (US$8,210,000) less issue fees and expenses of $862,000 (resulting in net proceeds of $8,966,000). The unsecured debentures bear interest at an annual rate of 7% payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of common shares at the time of the applicable interest date. The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment). If all the debentures were converted to common shares, it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment). At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

Under Canadian GAAP, the convertible debentures are separated into liability, equity and warrant components, net of pro rata issue fees and expenses, as described in note 5 to the consolidated financial statements.

Under U.S. GAAP, no value is assigned to the equity conversion feature of the convertible debentures but a value is assigned to the warrants. The issue fees and expenses are fully deferred and are amortized over the life of the debentures. This difference is described more fully in note 10 to the consolidated financial statements.

Use of Proceeds

On August 30, 2005, we reported that the net proceeds of the financing would be used for working capital purposes, including to:

•	Accelerate the development of the cancer portfolio;
•	Expand the Company’s pipeline of technologies; and
•	Pursue strategic growth opportunities.

A summary of the use of proceeds is as follows:

		Approximate Use of
	Estimated Total Use	Proceeds October 1-
Description of Use of Proceeds	of Proceeds	December 31, 2005
Accelerate the development of cancer tests	$3,000,000	$236,000
Other general working capital	5,966,000	1,112,000
Total	$8,966,000	$1,348,000

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Management’s Discussion and Analysis of Financial Condition and Operating Results

MARKET POTENTIAL

Market for Disease Detection

Predictive medicine is an important growth market, driven by four key factors:

The Aging Population

As the population ages, the incidences of both cardiovascular disease and cancer increase, among other diseases. According to the most recent United States Census Bureau data published in 2000, the U.S. population aged 65 and older is projected to double by 2030. By 2030, individuals aged 65 and older will account for 20% of the U.S. population. Around the world, the aging population has contributed to dramatic growth in health care spending.

Escalating Health Care Costs

In most countries around the world, total health care spending is at an unsustainable level. In many nations, including the United States, health care spending is growing at a rate that exceeds economic growth. In 2004 in the U.S., health care spending accounted for approximately 15.3% of the gross domestic product. Faced with escalating expenditures, governments, insurers and consumers are evaluating and implementing cost containment strategies. We believe that technologies that are patient-friendly, easy to use and cost effective while maintaining quality of care represent a significant market opportunity.

Innovative Technologies Enable Improved Risk Assessment

Technological advances have created more effective, easy-to-use devices, enabling risk assessment to be moved closer to the patient. This has resulted in the earlier, more cost-effective identification of disease and the initiation of therapy or prevention at an earlier stage. The use of screening and monitoring diagnostics for early intervention, improved treatment and ongoing monitoring has emerged as an important component of managed health care.

Trend Towards Health Self-Management

The trend towards greater use of point-of-care testing and self-diagnosis began in the early 1980s and is expected to continue. Increasingly, people are focused on personal wellness and the vital role of the individual in health maintenance. Similarly, the aging population is demanding better preventative care that is patient-friendly.

Theta Reports projected strong growth in the worldwide market of total point-of-care tests performed in a professional setting (in a physician’s office, at a pharmacy, etc.) from 2000 to 2005. Similarly, between 2002 and 2007 the global over-the-counter (“OTC”) market for home diagnostic testing is expected to increase by 49%, at a compound annual growth rate of 8.3%.

Coronary Artery Disease (“CAD”) Risk Assessment: The Role of Skin Sterol

Overview

According to the most recent data available from the World Health Organization, cardiovascular diseases, particularly heart attack and stroke, claim the lives of 17 million worldwide annually. Coronary artery disease, or heart disease, accounts for 7.2 million of these deaths. According to the American Heart Association, in the U.S., every 26 seconds an American will suffer a coronary event, and about every minute someone will die from one.

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Cholesterol is a soft, waxy substance that is produced by the body, as well as obtained from eating certain foods, such as meat, eggs, and other animal products. Cholesterol is transported in the blood by plasma lipoproteins. The deposit of cholesterol on to damaged blood vessel walls results in the development of a lesion that eventually reduces the intravascular space as well as the flexibility of the afflicted blood vessel. This atherosclerotic plaque results in increased risk not only for coronary artery disease, but also for angina pectoris and sudden cardiac death, stroke, and peripheral vascular disease.

Traditional Risk Factors

High blood cholesterol is considered to be a major risk factor for coronary artery disease. In the U.S., the National Cholesterol Education Program, a nationwide effort to reduce the prevalence of high blood cholesterol launched by the U.S. National Institutes of Health in 1985, has spurred significant growth in the market for cholesterol and other risk assessment tests. Clinical laboratories in the U.S. are estimated to perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory tests are performed in the rest of the world.

However, blood cholesterol tests may be highly variable in results over a series of days, are relatively expensive to perform and require a fasting blood sample from the patient. Additionally, several studies suggest that about half of all heart attack patients actually have blood cholesterol levels within what is considered a normal, healthy range.

While blood cholesterol remains an important risk factor for heart disease, it is widely accepted that several risk factors for CAD must be considered together to provide an accurate picture of absolute risk of disease.

Absolute cardiovascular disease risk is determined by a combination of all cardiovascular risk factors present, and accurate assessment of risk level is the key to effective treatment and risk management. Other traditional risk factors include increasing age, heredity, tobacco smoking, high blood pressure, physical inactivity, diet, obesity and diabetes mellitus. A number of other emerging factors that have demonstrated a link to heart disease include C-reactive protein (“CRP”), homocysteine, carotid intima-media thickness (“CIMT”), electron-beam tomography for coronary calcium, ankle/brachial blood pressure index (“ABI”), and soluble intercellular adhesion molecule (“ICAM-1”), among others. Many of these factors are costly to measure or assess, are resource intensive and inappropriate for a primary care setting, and require invasive procedures.

Skin Sterol: A New Risk Factor for Coronary Artery Disease

PREVU* POC Skin Sterol Test is a patient-friendly and cost-effective tool that assesses patients at risk of coronary artery disease.

PREVU* non-invasively measures the amount of cholesterol, or sterol, in the skin tissues. As a new risk factor for heart disease, skin sterol provides valuable additional information to traditional CAD risk assessment. Skin contains over 11% of the body’s cholesterol and ages in parallel with vascular connective tissue. As blood vessel walls accumulate cholesterol, the skin tissues also accumulate cholesterol. Clinical studies suggest that skin sterol, a new risk factor for heart disease, can distinguish healthy individuals, those at risk of developing atherosclerosis and those with overt disease. Emerging evidence supports the use of non-invasive tests, such as skin sterol, to detect subclinical, or hidden, disease. Identifying patients with high subclinical cardiovascular disease is the key to preventing a first cardiac event and reducing the overall burden of heart disease.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Competitive Landscape

We are not aware of any other test currently marketed or in development that non-invasively measures skin cholesterol. We are aware that research has been undertaken using other testing approaches that employ body fluids, such as saliva and tears. The stage of development of such approaches is unknown. We have 38 issued patents and patents pending internationally related to the skin sterol technology and nine patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

Cancer: Screening Tests for Early-Stage Disease

Overview

The American Cancer Society defines cancer as a group of diseases characterized by uncontrolled growth and spread of abnormal cells. If the spread is not controlled, it can result in death. Cancer is the second leading cause of death in the U.S., with 564,830 deaths expected in 2006, exceeded only by heart disease.

Cancer is caused by both external factors, such as tobacco, chemicals and diet, and internal factors, such as inherited mutations and mutations that occur from metabolism. Although anyone can be diagnosed with cancer, the risk of developing cancer increases as an individual ages, with most cases affecting adults beginning in middle age. About 76% of cancers are diagnosed in persons aged 55 and older.

Preventing cancer and improving health outcomes depend in part on lifestyle changes and more effective treatment options. Preventing cancer is also contingent on early detection and better screening tests to identify disease at the very earliest stage possible. Many of the clinical tests currently in use are not sufficiently sensitive or specific to detect all cancers at a curable stage or to evaluate risk accurately enough to guide effective interventions. Currently, just 39% of colorectal cancers are found at an early, localized stage. Only 16% of lung cancers are detected at a localized stage. Most breast cancers have been present for six to 10 years by the time they are detected by mammography.

PreMD’s Novel Cancer Tests: Detecting Early-Stage Disease

The use of early detection and risk assessment biomarkers will enable the detection of cancer at its earliest stages and identify those people at risk for cancer before they develop the disease. Accordingly, intervention efforts can be focused on prevention rather than treatment.

PreMD’s tests offer significant advantages to currently available alternatives based on sensitivity, ease of use, convenience, patient compliance and cost.

Our patented cancer technology detects a carbohydrate marker, or sugar, associated with cancerous and pre-cancerous conditions. This sugar is detected by a chemical reaction performed on a specimen placed on a test membrane by a physician following a routine exam; the test does not require a blood sample, dietary restrictions or any patient preparation. To date, we have developed three effective, painless and low-cost tests based on this technology for early-stage colorectal cancer, using a sample of rectal mucus; for lung cancer, using a sample of sputum coughed up from the lungs; and to detect breast cancer, using nipple aspirate fluid.

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Our tests have performed well in clinical studies to date:

•	ColorectAlert is the only low-cost test that we are aware of reporting greater than 50% sensitivity for early-stage disease;
•	LungAlert has been shown to identify more than half of all early-stage cancers; and
•	In initial studies, the breast cancer test has been shown to identify early-stage disease.

There is an urgent need for affordable, easy-to-use initial screening tests for early-stage colorectal, lung and breast cancers. Such tests could be used to identify those high-risk patients who would benefit from sophisticated, more expensive diagnostic tests such as colonoscopy, spiral computed tomography (“CT”) and mammography.

Competitive Landscape

We are aware of other diagnostic tests under development for the detection of colorectal, lung and breast cancers and are currently monitoring their progress. For colorectal cancer, some of the firms involved in the development or marketing of products include Enterix Inc., EXACT Sciences Corporation and E-Z-EM Inc.

To our knowledge, there are no U.S. Food and Drug Administration (“FDA”)-approved tumor markers for lung cancer, although several are believed to be in development. Several tests for lung cancer exist, but due to their low ability to detect cancer or their high cost, management believes that they are not suitable for cancer screening. Other companies developing diagnostic tests for lung cancer are Biomoda Inc., Xillix Technologies Corp. and Perceptronix Medical Inc.

In the breast cancer field, other companies are developing relatively expensive proteomic- and genomic-based screening tests for cancer using nipple aspirate fluid, including Power3 Medical, Cytyc Corporation and NeoMatrix LLC.

We have 22 patents and patents pending internationally related to our cancer technologies, and nine patents and patents pending related to our color-reading technology, which is used across PreMD’s product lines.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

GOALS AND ACHIEVEMENTS

	2005 Goals	2005 Achievements	2006 Goals
PREVU*	Sales launch of PREVU* POC	PREVU* POC made available for	• Complete insurance study
Skin Sterol Test		sale to medical professionals in	and marketing launch
		U.S., Canada and select	• Complete PASA[1] study
		European markets	• Achieve expanded
	Additional publications	Four scientific presentations and	regulatory claims for
	and presentations	four publications	PREVU* POC in U.S.
	Launch major study in	Launched study with LabOne and	• Achieve regulatory
	insurance testing industry	a number of life insurers	clearance for PREVU* LT
	Complete Montreal Heart	Enrolled one-third of study’s	in U.S., Canada and E.U.
	Institute study	targeted 600 patients	• Publish and present data
	Initiate regulatory process	Contingent upon data from	in scientific publications
	for PREVU* LT in Canada	clinical studies, particularly PASA	and forums
	and E.U.	and the insurance study	• Complete development
	Initiate clinical trial for	Prototype development	and internal validation
	home test	continued to address stability of	of home test
reagents
	Initiate major study to	PASA study initiated at six sites
	expand regulatory claims	in U.S.
for PREVU* POC
	Secure reinstatement of	Petition to U.S. PTO[2] was denied;	• Pursue legal action against
	two abandoned skin	subsequently filed request for	law firm responsible for
	sterol patents	reconsideration in February 2006	managing PreMD’s patent
portfolio at the time when
the maintenance fees for
the two patents in question
should have been paid
ColorectAlert	Start major clinical trial	Began study with the U.S. NCI’s	• Advance EDRN study
		Early Detection Research	• Initiate an additional
		Network (“EDRN”) for a major	clinical trial
		validation study including a	• Initiate partnering
		variety of markers for colorectal	discussions
cancer
LungAlert	Work with I-ELCAP[3]	Successfully completed	• Expand role in I-ELCAP
	to expand role to	enrollment of targeted	at Princess Margaret
	additional sites	1,000 patients at Princess	Hospital in Toronto
		Margaret Hospital	• Add an additional
	Develop additional studies at	Continuing to evaluate	I-ELCAP site
	Princess Margaret Hospital	opportunities	• Initiate partnering
	in Toronto		discussions
• Submit data for publication
and/or presentation
Breast Cancer Test	Start pivotal breast	Started pivotal study at the	• Complete pivotal study
	cancer study	University of Louisville	• Initiate partnering
discussions
• Submit data for publication
and/or presentation

(1) Predictor of Advanced Subclinical Atherosclerosis
(2) United States Patent and Trademark Office
(3) International Early Lung Cancer Action Program

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CLINICAL PROGRAM

PreMD maintains an active clinical program. Please refer to our Annual Information Form for the fiscal year ended December 31, 2005, available at www.sedar.com, for a summary of the development and clinical evaluations of our skin sterol and cancer technologies to date.

CRITICAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

PreMD prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistently applied within the framework of the significant accounting policies summarized below. The significant differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”) are described and reconciled in note 10 to the consolidated financial statements as at and for the year ended December 31, 2005. Our critical accounting policies include basis of consolidation, foreign currency translation, use of estimates, financial instruments, inventory, deferred financing fees, revenue recognition, recording of research and development expenses, useful lives of capital assets and of acquired technology, recovery of tax credits, the valuation of stock-based compensation and income taxes.

New Pronouncements

Effective January 1, 2005, PreMD adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Guideline No. 15 (“AcG-15”), “Consolidation of Variable Interest Entities”. There was no impact as a result of adopting this pronouncement.

The CICA issued Section 1530 of the CICA Handbook, “Comprehensive Income”, effective for fiscal years beginning on or after October 1, 2006. The section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

The CICA also made changes to Section 3250 of the CICA Handbook, “Surplus”, and reissued it as Section 3251, “Equity”, also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, “Comprehensive Income”. Adopting these sections on January 1, 2007 will require us to start reporting the following items in the consolidated financial statements: (i) comprehensive income and its components; and (ii) accumulated other comprehensive income and its components.

The CICA issued Section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”, effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:

•	All financial assets be measured at fair value, with some exceptions, such as loans and investments that are classified as held-to-maturity;
•	All financial liabilities be measured at fair value if they are derivative or classified as held for trading purposes. Other financial liabilities are measured at their carrying value; and
•	All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

The CICA issued Section 3861 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”. Adopting this section would impact the classification of a financial instrument, or its component parts, as a liability or as an equity instrument in accordance with the substance of the contractual arrangement on initial recognition. We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

The CICA recently issued Section 3865 of the CICA Handbook, “Hedges”. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

•	Changes in the fair value of a hedged item and a hedging item; and
•	Changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the income statement in the same period. We are currently evaluating the impact on our consolidated financial statements of adopting this section on January 1, 2007.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, PreMD International Inc., Berne, incorporated under the laws of Switzerland, and 6211178 Canada, Inc., incorporated under the laws of Canada. All significant intercompany transactions have been eliminated upon consolidation.

Foreign Currency Translation

Foreign operations are considered integrated and are translated using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate for the year except for amortization of capital assets, which is translated at the same exchange rates as the assets to which it relates. Exchange gains or losses are included in the determination of net loss for the year.

Use of Estimates

In preparing the consolidated financial statements in conformity with Canadian GAAP, PreMD is required to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates. Significant estimates made by management include stock option valuation assumptions, achievement of milestones for stock options, valuation of acquired technologies, useful lives of long-lived assets, and accruals for clinical trials in process based on percentage completion.

Financial Instruments

The carrying values of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

The fair values of the equity and warrant components of the convertible debentures are recorded as “equity component of convertible debentures” and “warrants”, respectively, net of allocated financing costs. The carrying value of the convertible debentures is recorded as a liability and is being accreted to its maturity value through charges to income for the imputed interest.

Inventory

Inventory of raw materials is valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

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Deferred Financing Fees

Financing fees relating to the issue of convertible debentures are pro-rated between the liability and the equity and warrant components of the debentures. The expenses related to the liability component are deferred and are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted, the unamortized balance of financing costs will be transferred to capital stock. The “equity component of convertible debentures” and “warrants” are recorded net of the respective allocated financing costs.

Capital Assets

Capital assets are recorded at acquisition cost less accumulated amortization.

Purchases of molds required for the manufacture of products are capitalized and amortized over the useful life of the asset on the basis of units produced. The amortization expense for molds is recorded as a cost of inventory.

We provide for amortization on a declining balance basis, unless otherwise indicated, at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

Manufacturing equipment	useful life on basis of units produced
Computer equipment	30%
Furniture and equipment	20%
Research instrumentation	30%
Laboratory equipment	20%
Leasehold improvements	straight-line over the term of the lease

Acquired Technology

Patents and technology acquired by PreMD are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year. Management reviews the value of unamortized technology costs annually by comparing the value to the future potential revenue or benefits. We record a writedown in acquired technology when there is a change in circumstances, such as unfavorable clinical trial results, suggesting an impairment has occurred.

Revenue Recognition

The Company earns 100% of its revenue from one customer, under the terms of two contracts. These contracts outline the terms for all products and services provided to the customer, and are considered multiple revenue arrangements. Under the terms of EIC 142 - “Revenue Arrangements with Multiple Deliverables”, products and services under these contracts are separated into units of accounting for revenue recognition purposes.

Non-refundable, up-front payments received from licensees are deferred and recognized into income on a straight-line basis over the respective terms of the agreements. Milestone payments received from licensees are recorded as income in the period when the respective milestones are achieved. Revenue from sales of products to licensees is recognized when title passes to the customers, which generally occurs when the products are shipped to the licensee, provided that PreMD has not retained any significant risks of ownership or future obligations with respect to the products shipped. Royalty revenues are based on sales by licensees and are recorded as income in the period earned and reported by the licensees.

Research and Development and Related Investment Tax Credits

Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Reimbursements for specific expenditures received through collaboration funding have been applied against research and development expense.

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Management’s Discussion and Analysis of Financial Condition and Operating Results

Investment tax credits earned as a result of incurring qualified scientific research and experimental development expenses are recorded when the amounts are readily determinable. The amounts are recorded as follows:

•	For capital assets - as a reduction of the cost of the related asset; and
•	For operating expenses - as a recovery within the consolidated statements of loss and deficit.

Stock-Based Compensation

We have two stock-based compensation plans for employees, directors and consultants, which are described in note 6(d) to the consolidated financial statements. Certain of the stock options granted vest over a fixed term and others vest based on performance upon the achievement of certain milestones, although no performance options have been granted since 2002.

CICA Handbook Section 3870 requires that options issued be accounted for using the fair value method of accounting. Non-cash compensation expense for fixed term options is recorded over the term of the vesting period whereas compensation expense for performance options is recorded when it is determined that achievement of the milestone is likely. Prior to 2003, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

Shares issued to employees under the share purchase plan are accounted for as direct awards of stock and are recognized as a non-cash compensation expense in the consolidated statements of loss and deficit.

Income Taxes

PreMD applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

ECONOMIC DEPENDENCE

Sales to one customer represented 100% of total sales in 2005 (2004 - 100%). Accounts receivable from this customer represented approximately 99% of the total receivable at December 31, 2005 (2004 - 100%).

DISCLOSURE CONTROLS AND PROCEDURES

Our corporate disclosure policy outlines our approach to the determination and dissemination of material information and the circumstances under which confidentiality of information will be maintained. The policy extends to the conduct of directors, officers, spokespersons and other employees and agents of the Company and all methods that the Company uses to communicate to the public.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of PreMD’s disclosure controls and procedures as of December 31, 2005 and have concluded that our disclosure controls and procedures are effective and provide reasonable assurance that material information relating to the Company is reported to them in a timely manner and that such information is disclosed within the time periods specified under the applicable legislation.

14    PREMD 2005 ANNUAL REPORT

OPERATING RESULTS

Annual Financial Information

The following selected financial information has been derived from the audited consolidated financial statements of PreMD as at and for the years ended December 31, 2005, 2004 and 2003.

	Year Ended	Year Ended	Year Ended
Operating Results	December 31, 2005	December 31, 2004	December 31, 2003
Product sales	$425,730	$183,258	$ nil
License revenue	1,153,308	302,080	16,900
Total expenses	6,512,146	6,192,649	4,561,179
Investment tax credits	198,923	205,000	223,146
Interest income	173,130	123,626	258,422
Net Loss	$4,989,705	$5,568,899	$4,062,711
Net loss per share: basic and diluted	$0.23	$0.26	$0.19

Financial Position	December 31, 2005		December 31, 2004		December 31, 2003
Total assets		$11,293,190		$6,996,079		$8,074,027
Long-term debt		5,893,340		nil		nil
Shareholders’ Equity
Total shareholders’ equity		$1,844,297		$2,496,842		$7,438,279
Cash dividends declared per share	$	nil	$	nil	$	nil

As at the date of this Management’s Discussion and Analysis of Financial Condition and Operating Results, the total issued and outstanding common shares of the Company were 21,553,112.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH 2004

Net Loss

The consolidated loss for the year ended December 31, 2005 was $4,990,000 or $(0.23) per share compared with a loss of $5,569,000 or $(0.26) per share for the year ended December 31, 2004, a decrease of $579,000. The improvement resulted from an increase in sales and license revenue of $1,094,000, which was partially offset by an increase in interest and imputed interest of $484,000 on convertible debentures, issued on August 30, 2005.

Revenue

Product sales of PREVU* Skin Sterol Tests to our licensee, McNeil Consumer Healthcare, amounted to $426,000 in 2005 compared with $183,000 in 2004. McNeil made PREVU* POC available for sale in 2005 to medical professionals in Canada, the U.S. and select European markets.

PREMD 2005 ANNUAL REPORT    15

Management’s Discussion and Analysis of Financial Condition and Operating Results

As reported in 2004, we completed a worldwide licensing agreement with McNeil to sell our cardiovascular products under the brand name PREVU* Skin Sterol Test. The upfront cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, have been deferred and are being recognized into income on a straight-line basis over the relative terms of the agreements (10 and 15 years, respectively). Thus, the amounts being recognized into income for 2005 and 2004 are $307,000 and $182,000, respectively. Furthermore, minimum sales levels in the agreement provided additional revenue of $194,000 and $120,000 in 2005 and 2004, respectively, which was reported as license revenue. Milestone revenues amounted to a further $638,000 in license revenue for 2005 compared with nil in 2004. Total license revenue amounted to $1,153,000 for 2005 compared with $302,000 in 2004.

Cost of Sales and Gross Profit

Cost of product sales exceeded sales for 2005 by $3,000, compared to $7,000 in 2004. The loss resulted from development costs for label and software changes to inventory. It is expected that sales will generate positive gross margins in the future.

Research and Development

Research and development expenditures for the year increased by $507,000 to $3,120,000 from $2,613,000 in 2004.

The variance for the year reflects:

•
A $410,000 increase in spending on clinical trials for skin cholesterol and cancer to $898,000 from $488,000 in 2004. This increase is related to additional trials for skin cholesterol to lead to additional regulatory approvals, a new trial for breast cancer and continuation of the lung cancer trial (the “I-ELCAP” study). PreMD currently has 15 clinical trials ongoing;

•
Increased legal fees on intellectual property, which amounted to $331,000 compared with $292,000 in fiscal 2004. These costs include $189,000 in 2005 ($96,000 in 2004) related to the petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned;

•
An increase of $135,000 in subcontract research to $451,000 in support of the development of a second-generation color reader for the skin cholesterol test. This was partially offset by a decrease in product development expenditures for supplies of $55,000;

•
An increase in stock-based compensation expense of $23,000 resulted in non-cash expenses for research personnel of $147,000 in 2005 compared with $124,000 for 2004. This reflects the amortization of the 2003 and 2004 grants as well as the 2005 grants; and

•	A decrease in compensation of $53,000, reflecting lower incentive payments for the year for performance milestones.

In August 2004, PreMD learned that two of its U.S. patents had been listed as abandoned by the United States Patent and Trademark Office (“U.S. PTO”) for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents. PreMD filed a petition for reinstatement of the patents.

16    PREMD 2005 ANNUAL REPORT

In response to this petition, in February 2005 the U.S. PTO denied PreMD’s request for reinstatement but identified specific items that PreMD should address, specifically regarding the credentials and procedures of PreMD’s patent agents and their performance of clerical functions related to the payment of the maintenance fees. In June 2005, PreMD filed a request for consideration. On December 23, 2005, the U.S. PTO notified PreMD of its decision not to reinstate the two patents. Subsequent to year end, in February 2006 PreMD filed a request for reconsideration with the U.S. PTO. PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. Damages claimed in that action have yet to be quantified.

General and Administration Expenses

General and administration expenses amounted to $2,655,000 compared with $3,355,000 in 2004, a decrease of $700,000.

The decrease for the year reflects:

•
A reduction of $434,000 in professional expenses resulting from the non-recurring expenditure of $478,000 incurred in 2004 for the unsolicited offer to acquire the shares of IBEX Technologies Inc. (“IBEX”);

•
A reduction of $54,000 in stock-based compensation for options for administrative personnel and consultants. This resulted in a non-cash expense of $422,000 compared with $476,000 in 2004. The 2004 amount included $95,000 as the fair value of the cashless exercise of options by an officer of PreMD;

•	A reduction in investor relations expenses by $61,000 following the completion of some consulting contracts during 2005;
•	A reduction in compensation of $38,000, reflecting lower incentive payments for 2005 for performance milestones; and
•	A reduction of $45,000 in travel expenses as a result of fewer international business development meetings.

Interest on Convertible Debentures

Interest on convertible debentures (issued on August 30, 2005) amounted to $228,000 in 2005 compared to nil in 2004. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. Imputed interest of $256,000 (compared to nil in 2004) represents the amortization of the fair value of the warrants and equity component of the debentures.

Amortization

Amortization expenses for equipment and acquired technology for 2005 amounted to $210,000 compared with $224,000 in 2004. The amortization of production molds amounted to $3,000 in 2005 (2004 - $7,000), and was recorded as a cost of inventory. Purchases of equipment to support administration, clinical trials and manufacturing amounted to $130,000 in 2005 and $165,000 in 2004. Amortization of deferred financing fees amounted to $43,000 for 2005 compared to nil in 2004. The financing fees are amortized over the life of the convertible debentures.

Investment Tax Credits

Recoveries of provincial scientific investment tax credits (“ITCs”) amounted to $199,000 for 2005 compared with $205,000 in 2004.

PREMD 2005 ANNUAL REPORT    17

Management’s Discussion and Analysis of Financial Condition and Operating Results

Interest Income

Interest income amounted to $173,000 for 2005, compared with $124,000 for 2004. The increase resulted from the investment of the proceeds on the convertible debentures in August 2005.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2005 was $4,782,000 compared with $5,478,000 in 2004.

Other

The increase in accounts receivable as at December 31, 2005 reflects the milestone revenues receivable from our licensee, referred to above under “Revenue”.

The financing fees related to the convertible debenture are pro-rated between the debt and the fair value of the equity and warrant features. The debt portion is deferred and amortized over the term of the debenture. The unamortized portion amounted to $478,000 at December 31, 2005.

There is a significant decrease of $730,000 in accounts payable in 2005 compared with 2004. The 2004 amount included an amount for the purchase of inventory of approximately $340,000 and most of the expenses related to the IBEX offer.

In August 2005, PreMD issued $9,828,000 (US$8,210,000) unsecured convertible debentures. As explained in note 5 to the consolidated financial statements, $5,893,000 is recorded as a liability, $1,178,000 as warrants and $2,393,000 as an equity instrument.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH 2003

Net Loss

The consolidated loss for the year ended December 31, 2004 was $5,569,000 or ($0.26 per share) compared with a loss of $4,063,000 or ($0.19 per share) for the year ended December 31, 2003, an increase of $1,506,000.

Revenue

In 2004, we made initial shipments of PREVU* Skin Sterol Test to our marketing partner, McNeil Consumer Healthcare, for total product-related sales of $183,000.

In Q2 2004, we completed a worldwide licensing agreement with McNeil to sell our cardiovascular products under the brand name PREVU* Skin Sterol Test. The upfront cash payments from both the worldwide agreement and the original Canadian agreement of $3,000,000 and $100,000, respectively, have been deferred and are being recognized into income on a straight-line basis over the terms of the agreements (10 and 15 years, respectively). Thus, the amounts being recognized into income for 2004 and 2003 are $182,000 and $17,000, respectively. Furthermore, minimum sales levels in the agreement provided an additional $120,000 revenue in 2004 which was reported as license revenue. Therefore, total license revenue amounted to $302,000 for 2004 compared with $17,000 in 2003.

18    PREMD 2005 ANNUAL REPORT

Research and Development

Research and development expenditures for the year increased by $694,000 to $2,613,000 from $1,919,000 in 2003.

The variance for the year reflected:

•
A $253,000 increase in spending on clinical trials for skin cholesterol and cancer to $488,000 from $235,000 in 2003. This increase was related to the I-ELCAP lung cancer trial and the large skin cholesterol study with AtheroGenics, Inc. that commenced in the latter part of 2003;

•
Increased filing fees on intellectual property, which amounted to $196,000 compared with $92,000 in fiscal 2003. During the year, we filed new patents on skin cholesterol in numerous European countries. In addition, we incurred costs of $96,000 related to filing a petition for reinstatement of two U.S. patents for skin cholesterol that had been deemed abandoned;

•	Increases in total compensation and benefits for research personnel of $221,000, reflecting annual increases plus accruals for incentive compensation based on performance;
•
Increases in subcontract research expenditures of $114,000, as we continued further development of new prototypes of laboratory and consumer (over-the-counter) formats of the skin cholesterol technology; and

•
A reduction in stock-based compensation, which was prospectively adopted in 2003, resulted in non-cash expenses for research personnel of $124,000 in 2004 compared with $189,000 for 2003, reflecting fewer options being granted in 2004.

General and Administration Expenses

General and administration expenses amounted to $3,355,000 compared with $2,362,000 in 2003, an increase of $993,000. The increase for the year reflected:

•	A non-recurring cost of $478,000 in 2004 related to our unsolicited offer to acquire the shares of IBEX. We allowed the offer to expire in December 2004 and did not complete the purchase;
•
A $221,000 increase in stock-based compensation for options for administrative personnel that resulted in a non-cash expense of $476,000 for the year compared with $255,000 for 2003. This increase was primarily for options granted in 2004 pursuant to a U.S. consulting contract that vested over nine months and for the cashless exercise of options by an officer of PreMD;

•	An $80,000 increase in professional fees, primarily due to legal fees related to finalizing the global licensing agreement with McNeil;
•	A $64,000 increase in insurance premiums over 2003 as a result of our listing on the American Stock Exchange (“Amex”) in September 2003;
•	A reduction to nil in 2004 ($179,000 in 2003) for costs related to PreMD’s U.S. listing on Amex in 2003;
•	A reduction in travel expenses by $76,000 following completion of the McNeil agreement as a result of less foreign travel; and
•	An increase of $160,000 in total compensation and benefits for administration personnel reflecting annual increases plus accrued incentive compensation based on performance.

PREMD 2005 ANNUAL REPORT    19

Management’s Discussion and Analysis of Financial Condition and Operating Results

On November 2, 2004, PreMD announced an unsolicited offer to acquire all of the issued and outstanding common shares of IBEX, a Toronto Stock Exchange-listed company based in Montreal. The offer expired on December 16, 2004 without PreMD taking up any shares of IBEX.

Amortization

Amortization expenses for equipment and acquired technology for 2004 amounted to $224,000 compared to $281,000 in 2003. Purchases of equipment amounted to $165,000 in 2004 and $386,000 in 2003. The amortization of molds for manufacturing inventory was recorded as a cost of inventory and amounted to $7,000 (2003 - nil).

Investment Tax Credits

Recoveries of provincial ITCs amounted to $205,000 for 2004 compared with $223,000 in 2003. The December 2003 tax credit receivable of $180,000 was received from the government in 2005.

Interest Income

Interest income amounted to $124,000 for 2004 compared with $258,000 for 2003, reflecting lower interest rates on invested cash and lower cash balances through most of the year.

U.S. GAAP

For purposes of U.S. GAAP, the consolidated loss for 2004 was $5,478,000 compared with $3,949,000 in 2003.

Other

There was a significant increase of $882,000 in accounts payable in 2004 compared with 2003. This includes the purchase of inventory of approximately $340,000 in December, clinical trial costs of $85,000 and most of the expenses related to the IBEX offer.

CONTRACTUAL OBLIGATIONS

As at December 31, 2005, PreMD had certain contractual obligations and commitments related to ongoing clinical trials and research agreements as follows:

	Total	Less than 1 Year	1-2 Years	2-5 Years
Clinical trials	$2,478,000	$1,698,000	$780,000	$	nil
Research agreements	72,000	72,000	nil		nil
Operating leases	431,000	137,000	139,000		155,000
Total	$2,981,000	$1,907,000	$919,000		$155,000

Certain other obligations, totaling up to $345,000, are only payable upon the achievement of specific events.

20    PREMD 2005 ANNUAL REPORT

The $9,828,000 (US$8,210,000) convertible debentures we issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2005, PreMD had cash, cash equivalents and short-term investments totaling $8,679,000 ($5,196,000 as at December 31, 2004). We invest our funds in short-term financial instruments and marketable securities. Cash used in operating activities during the year amounted to $5,308,000 compared with $1,370,000 in 2004. For 2004, cash used in operating activities included $2,818,000 of deferred revenue received from McNeil as part of the upfront license fees that are being recognized into income over the life of the agreements.

On August 30, 2005, the Company issued $9,828,000 (US$8,210,000) unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of $8,966,000 after deducting issue fees and expenses of $862,000. The issue costs attributable to the liability component have been deferred and will be amortized over the life of the debt. The issue costs attributable to the equity component of the convertible debentures and the warrants have been deducted from the respective balances.

To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs. Management believes that, based on historical cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, our existing cash resources together with the ITC receivable of $200,000 will be sufficient to meet our current operating and capital requirements through at least 2008.

However, our future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in our product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing our patent claims, and costs associated with obtaining regulatory approvals.

PREMD 2005 ANNUAL REPORT    21

Management’s Discussion and Analysis of Financial Condition and Operating Results

RESEARCH AND DEVELOPMENT

In 2005, we spent $3,120,000 on PreMD-sponsored research and development activities, compared with $2,613,000 and $1,919,000 in 2004 and 2003, respectively. Below is a summary of our products and the related stages of development for each product in clinical development. The summary contains forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates produced in the table.

Coronary Artery Disease (“CAD”) Risk Assessment Technology

Product	Description	Phase of Development	2005 Expenses	Next Phase for 2006
PREVU* POC Skin	Point-of-care skin	Regulatory clearance		Clinical trials for
Sterol Test (previously	cholesterol test that	in Canada, U.S.		additional regulatory
known as Cholesterol	provides information	and Europe		claims; prepare for
1,2,3™)	about an individual’s			new regulatory
	risk of coronary			submission;
	artery disease			commercial sales
PREVU* LT Skin	Lab-processed	Clinical trials		Complete clinical
Sterol Test	skin test	in progress		trials; prepare for
regulatory
submission;
commercial launch
in select markets
PREVU* PT Skin	Semi-quantitative	Prototype		Complete development
Sterol Test	consumer test	development		and internal validation
Total expenditures on skin cholesterol:			$ 2,025,000

Cancer

Product	Description	Phase of Development	2005 Expenses	Next Phase for 2006
ColorectAlert™	Mucus test for	2,000 patients tested		Advance additional
and Colopath™	detection of	in clinical trials		clinical trials for
	colorectal cancer		$ 309,000	regulatory clearance
LungAlert™	Sputum test for	Automation of		Publish/present
	detection of lung	procedures; 1,000		scientific papers;
	cancer	patients tested in		initiate clinical trials for
		clinical trials	$ 309,000	regulatory clearance
Breast Cancer Test	Nipple aspirate test	Completed pilot		Complete pivotal
	for detection of	clinical trial		clinical study
	breast cancer		$ 66,000

22    PREMD 2005 ANNUAL REPORT

RISKS AND UNCERTAINTIES

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk

PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services.

Changes in foreign exchange could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars on maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares

The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

PREMD 2005 ANNUAL REPORT    23

Management’s Discussion and Analysis of Financial Condition and Operating Results

Other Risks

Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:

•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. We anticipate that substantially all of our revenue for the next few years will be derived from and dependent on McNeil’s commercialization of PREVU* Skin Sterol Test;

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We will need to generate cash to pay interest and principal on the convertible debentures. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute PreMD’s business plan;
•	Intense competition in the diagnostics industry may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	PreMD may not be able to obtain reimbursement for its products as governments attempt to control rising healthcare costs; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2005, which is filed with the Ontario Securities Commission (“OSC”) and available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov. Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation to update forward-looking statements. You should carefully consider the factors set forth in these other reports or documents that PreMD files with the OSC and the SEC.

24    PREMD 2005 ANNUAL REPORT

QUARTERLY FINANCIAL INFORMATION

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

			2005					2004
	Q4	Q3	Q2	Q1	Q4	Q3		Q2	Q1
Product sales	$40,768	$39,902	$332,701	$12,359	$83,258	$	nil	$100,000	$	nil
License revenue	918,804	79,698	78,081	76,725	196,905		76,725	26,725		1,725
Investment tax credits	31,000	70,000	47,923	50,000	50,000		55,000	63,000		37,000
Interest income	85,781	36,076	22,383	28,890	34,933		31,549	29,637		27,507
Net loss	$788,825	$1,443,941	$1,455,027	$1,301,912	$1,803,625		$1,202,908	$1,479,666		$1,082,700
Net loss per share(1):
- basic and diluted	$0.04	$0.07	$0.07	$0.06	$0.08		$0.06	$0.07		$0.05

(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period.
The weighted average number of common shares outstanding for the year ended December 31, 2005 was 21,487,008 (December 31, 2004: 21,276,497).

Q4 2005 COMPARED WITH Q4 2004

The net loss for the three months ended December 31, 2005 was $789,000 ($0.04 per share) compared with $1,804,000 ($0.08 per share) for the three months ended December 31, 2004, a reduction of $1,015,000.

Two significant factors contributed to this improvement. First, license fees primarily related to the receipt of milestone payments from our licensee increased revenue by $722,000 during the quarter. Second, in 2004 we incurred a non-recurring expense of $478,000 related to an offer to acquire the shares of another company.

Toronto, Canada
March 28, 2006

PREMD 2005 ANNUAL REPORT    25